Filed Pursuant To Rule 433

Registration No. 333-275079

January, 22, 2024

Crypto Connect Presented By Grayscale

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ABOUT THE EVENT

Thursday, February 22, 2024

7:30AM - 12:00PM

The Thompson Dallas

Grayscale is the world’s largest crypto asset manager by AUM*, with over a decade of experience producing industry leading research and insights on the crypto asset class. We operate some of the largest crypto investment products in the world, including Ticker: GBTC, the world’s largest Bitcoin ETF*.

We are delighted to invite you to the Dallas stop of Crypto Connect by Grayscale — an exclusive event series for financial professionals, offering a half day agenda of content from Grayscale leaders as well as crypto and investment industry experts.

More about Crypto Connect by Grayscale:

Crypto Connect by Grayscale is a series of events that Grayscale is hosting around the country to better educate financial professionals on the crypto asset class, and to arm them with the most relevant and up-to-date information so that they can better leverage crypto in their work with clients.

*Based on AUM as of 1.11.24.

Agenda

7:30AM - 8:30AM

Breakfast

8:30AM - 12:00PM

Content

- Vision for Crypto & Introduction to Grayscale

- Bitcoin MasterClass

- All about Access: Bitcoin ETFs

- The Business of Bitcoin Mining

- Practitioners Panel

Contact us at info@grayscale.com

The Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.

Foreside Fund Services, LLC is the Marketing Agent for the Trust.

An investment in the Trust involves risks, including possible loss of principal. The Trust holds Bitcoins; however, an investment in the Trust is not a direct investment in Bitcoin. As a non-diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. Extreme volatility, regulatory changes, and exposure to digital asset exchanges may impact the value of Bitcoin, and consequently the value of the Trust. Investments in digital assets are speculative investments that involve high degrees of risk, including a partial or total loss of invested funds. Investments in digital assets are not suitable for an investor that cannot afford loss of the entire investment.

The Trust relies on third party service providers to perform certain functions essential to the affairs of the Trust and the replacement of such service providers could pose a challenge to the safekeeping of the digital asset and to the operations of the Trust.

For use with an institutional audience, not for use with consumers.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.